EXHIBIT 2.3
                   RESCISSION OF IMMMU AND IMMCEL ACQUISITION

                              RESCISSION AGREEMENT

      This Agreement is entered into this 23rd day of October 1999 is by and between TrimFast Group, Inc., ("TrimFast") and Leo Ehrlich, Helenka Bodner and Joseph Levi (the "Shareholders")

      Whereas, the Shareholders previously owned all of the issued and outstanding shares of common stock of IMMCEL Pharmaceuticals, Inc. and IMMMU, Inc. (the "Companies); and

      Whereas, TrimFast purchased all of the issued and outstanding shares of the common stock of the Companies from the Shareholders pursuant to an agreement dated March 17, 1999 (the "Agreement"); and

      WHEREAS, the parties wish to rescind the Agreement;

      NOW THEREFORE, in consideration of the mutual coventants contained herein it is agreed:

      1. On or before October 31, 1999, TrimFast shall deliver to the Shareholders 200 shares of common stock in each entity previously purchased by TrimFast. Said shares representing all of the issued and outstanding shares of common stock in both Immmu and Immcel.

      2. Upon delivery of the Immmu and Immcel shares, the Shardholders shall be obligated to deliver to TrimFast a total of 225,000 shares of restricted common stock of TrimFast previously issued to the Shareholders as follows: Helenka Bodner 150,750 shares, Leo Ehrlich 60,750 shares and Joseph Levi 13,500 shares. Said shares to be duly endorsed for transfer and medallion signature guaranteed.

      B. Sellers will arrange for the delivery to TrimFast of 10,OOO shares of free trading shares which were previously issued to Moishe Bodner.

      C. Sellers shall also deliver to TrimFast the sum of $50,000.

      3. TrimFast shall be permitted to market the Immcel and Immmu product lines until October 31, 1999 after which time all rights, title and interest in the product shall forever be vested with Immcel and Immmu.

      4. Beginning November 1, 1999, TrimFast shall have no right to market or promote the Immmu and Immcel products and agrees to refrain from using any marketing material containing the Immcel and Immu product line. In the event that any orders are received for Immmu or Immcel products after October 31, 1999, TrimFast agrees to refer these orders to Immcel or Immmu for fulfillment.

      5. On or before November 1, 1999 TrimFast shall provide the shareholders with a complete accounting of all revenues and expenses associated with the operation Immcel and


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Immmu. If the accounting indicates that TrimFast generated any profits from the sale of the Immcel or Immmu products, then in that event, TrimFast shall forward said profits to Immmu/Immcel. If the accounting indicates a net loss from operations, then in that event Immmu/Immcel shall reimburse TrimFast the amount of the net loss.

      6. TrimFast warrants and represents that:

      (A) The shares to be conveyed hereunder are owned free and clear of all liens and encumbrances.

      (B) Except for the shares to be conveyed hereunder, there are no other outstanding shares, options, warrants or other rights which upon their exercise may be converted into shares of common stock of either Immmu or Immcel.

      (C) Since the execution of the Agreement, TrimFast has not incurred any expenses on behalf of either entity except in the ordinary course of business.

      (D) TrimFast has not filed for any type of trademark protection for any of the Immmu or Immcel products.

      7. Upon execution of this Agreement, each party releases and forever discharges the other from liability of whatever kind or nature which may have or could have arisen as a result of any misstatement in the original transfer Agreement.

      8. The parties agree and acknowledge that the purpose of this agreement is to restore the respective parties to as close a position as possible as each party was prior to execution of the original transfer agreement. To the extent that either party may require the execution of additional documentation to effectuate these ends, the parties agree to execute such additional documentation without payment of additional consideration.

      9. This Agreement shall be construed pursuant to the laws of the state of Florida with jurisdiction for any dispute in Tampa, Florida. In the event of any litigation, the prevailing party shall be entitled to recover all costs including reasonable attorneys fee.

      This Agreement executed the date set forth above.

TrimFast Group, Inc.


/s/ Michael Muzio                            /s/ Leo Ehrlich
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BY: Michael Muzio, pres                      Leo Ehrlich


/s/ Helenka Bodner                           /s/ Joseph Levi
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Helenka Bodner                               Joseph Levi